Exhibit 99.1

2007 ANNUAL REPORT

PCL FAMILY OF COMPANIES

OUR ROOTS

E.E . Poole General Contractor was founded in 1906 in the small town of Stoughton in southern Saskatchewan. Ernie Poole, a carpenter from Prince Edward Island, moved to Canada’s developing West to seek his fortune.

Ernie’s company started by building farmhouses, four-room schools, town halls, and many public institutional infrastructure projects. His two sons, John and George, joined him in the business and, together, they grew the family-owned organization and set the stage for it to become one of the largest and most successful contracting organizations in North America. In 1932, Poole Construction moved its corporate office to Edmonton, Alberta, where headquarters are still located today.

In 1975, the company entered the United States with a project in Colorado Springs and quickly established its United States home office in Denver, where it remains today.

In 1977, then-president, Bob Stollery, twenty-four other employees, and The Great-West Life Assurance Company (minority interest) bought the company from the Poole family, and our current model of employee ownership began. The name change to PCL was introduced in 1979. Great-West Life shares were eventually repurchased in 1990, making PCL one hundred percent owned by employees.

Now in our second century of operations, we can look back with pride on our rich history that has prepared our family of operating companies to be one of the largest, most geographically mobile, and sectorally diverse contracting organizations in North America.

Maple Leaf Square

Toronto, Ontario

Contract value: $304 million

Scheduled completion: March 2010

PCLToday

Percentage owned by employees

This is the 2007 annual report for PCL Employees Holdings Ltd. It replaces the year-end and mid-year reports to shareholders, previously prepared each January and July and distributed shortly thereafter. This report contains consolidated information for PCL Employees Holdings Ltd. and its subsidiaries. Where “PCL” is used in this report, it refers to the PCL family of companies, which is composed of a number of independent companies which operate in various construction markets or geographic areas.

In the back flap of this annual report, we have included a copy of the audited consolidated financial statements for PCL Employees Holdings Ltd. for 2007, as well as Form 20-F, which has been filed in accordance with the requirements of the US Securities and Exchange Commission.

(All financial numbers in Canadian dollars unless otherwise noted)

PCL ANNUAL REPORT 2007: PCL Today

3,095

Number of full-time professional and administrative salaried staff

7,000

Average number of direct-hire tradespeople employed

26

Number of major PCL office locations across continental North America, the Hawaiian Islands, and the Bahamas

17

Number of districts that had record profits in 2007

60, 39, 1

Percentage of revenue in Canada, the US, and the Bahamas

38

Ranking among the world’s largest contracting organizations

80+

Percentage of eligible staff who own shares

5,500,000,000

Dollar value of PCL’s record billings in 2007

43, 10, 3

Number of states, provinces, and territories we’ve worked in since 1906

8

Ranking among the United States’ largest contracting organizations

2,549

Number of employee shareholders as of October 31, 2007

82, 8, 10

Percentage of revenue in buildings, heavy civil, and heavy industrial

21,800,000

Dollar value of billings per working day

Ranking among Canada’s largest contracting organizations

EXECUTIVE MESSAGE

To: The Shareholders of PCL Employees Holdings Ltd.

What an outstanding year at PCL! In fiscal 2007, more than 3,000 salaried employees, thousands of hourly tradespeople, and numerous business partners helped us set organization-wide performance records in profits, billings, carryover work, and new work securement. We also welcomed a record number of new employees and employee shareholders to the PCL family.

With all of this growth and these performance records, it is so gratifying to acknowledge that our people set safety records in many of our operations. Our drive to Zero Incidents is certainly in full gear.

Keeping up with growth through training

To address the need to properly welcome so many new people into our family of companies, huge efforts were directed toward training. The Foundations for Operational Excellence course was launched in 2007, and almost every professional and administrative salaried full-time PCL staff had taken the Code of Conduct training by year-end. It is so important that our new people learn and veterans are refreshed on the PCL Way.

Two legends pass away

Early in 2007, we were saddened to lose PCL legends John Poole and Bob Stollery. John and Bob passed away within a couple months of each other. We are so grateful to them for passing on the legacy of this great company to all PCL employees who enjoy the benefits today.

04

Another busy year

We are already well into fiscal 2008, and it is shaping up to be another very busy year for the PCL family of companies. Our commercial buildings, heavy industrial, and heavy civil operations are all working near capacity to further our reputation as a North American construction leader.

On behalf of your Board of Directors of PCL Employees Holdings Ltd., we thank you for your dedication and loyalty to PCL and wish you good health and happiness through the remainder of 2008 and beyond.

Ross Grieve

President and Chief Executive Officer

Joseph D. Thompson

Chairman

05

FINANCIAL REPORT

Financial results for fiscal 2007 exceeded the original and mid-year forecasts by a significant measure. Fiscal 2007 profit before bonus, tax, and foreign exchange of $440 million was 30% better than planned at mid-year, and was our best year ever. 2007 profit before bonus, tax, and foreign exchange increased 26% from 2006.

This strong performance was bolstered significantly by the record performance of many of our operating companies across the organization. Many of our district offices set new profitability records: Calgary, Edmonton, Saskatchewan, Winnipeg, Toronto, Atlantic Canada, BC Region (Vancouver), Minneapolis, Los Angeles, San Diego, Seattle, Hawaii, Orlando, Civil Southwest, Industrial Edmonton–Nisku Fabrication Shop and Module Assembly Yard, Teton, and Bakersfield.

2007 billings of $5.5 billion set a new record for the organization and were up 17% from fiscal 2006. This saw us for the first time in our history pass the $5 billion threshold.

Our new work securement of $7.1 billion for fiscal 2007 was a new record as well, up significantly from the previous record set in 2006. Our carryover work of $7.2 billion into fiscal 2008 is also a new record, up 28% from 2006. This, combined with the significant volume of highly probable projects that have yet to be awarded, means fiscal 2008 should be our busiest year ever.

Once again, we are pleased to see our organization be diligent in keeping our overhead at an acceptable level. Our 2007 overhead expenses came in $6 million less than what had been planned at mid-year. We congratulate all of our companies for their efforts in this regard.

06

PCL ANNUAL REPORT 2007: Financials

FINANCIAL INFORMATION

Following are some financial highlights. The fiscal 2007 audited financial statements for PCL Employees Holdings Ltd are located in the back flap of this annual report.

*Reference to “billings” in this report means billed volume, which differs from the term “revenue” used in the PCL Employees Holdings Ltd. financial statements and SEC 20-F filing. Differences between “billings” and “revenue” result from changes in unearned revenue and non-fee billings on agency construction management contracts.

2007 2006 2005 2004 2003

Profit before bonuses, taxes, and foreign exchange (millions)

$440 $350 $186 $132 $102

*Billings (billions)

$5.5 $4.7 $3.9 $3.0 $2.9

New Work (billions)

$7.1 $5.5 $5.3 $4.2 $3.1

Carryover (billions)

$7.2 $5.6 $4.9 $3.7 $2.7

Overhead (millions)

$151 $134 $119 $111 $106

Replacement value of property, plant, and equipment (millions)

$449 $382 $306 $230 $212

Capital spend per year (millions) (property, plant, and equipment)

$62 $52 $52 $32 $28

Profit Before Bonuses, Taxes, and Foreign Exchange (in millions)

Billings (in billions)

New Work (in billions)

Carryover (in billions)

07

FINANCIAL INFORMATION, continued

In response to these financial results, your board of directors has declared dividends of $8.60 per share, payable February 15, 2008 to shareholders of record on January 31, 2008. After payment of these dividends, using the formula set forth in the Unanimous Shareholder Agreement, the directors set the value of PCL Employees Holdings Ltd. shares at $23.50 per share, an increase of $1.50 per share from its previous value. The long-term bonus, calculated on the basis of $4.25 per share, plus the above stated dividend and the share value increase, totals $14.35 per share, for a 65.2% return on last year’s share value of $22.00.

Percent Return on Prior Year-End Share Value

08

PCL ANNUAL REPORT 2007: Financials

SHARE INFORMATION

**The long-term bonus is based on an employee’s long-term contribution to the company. Using share ownership to be reflective of this, the company normally distributes approximately 20% of gross profits before bonus and tax to the long-term bonus pool. The long-term bonus is separate from the regular bonus program.

2007 2006 2005 2004 2003

Shares outstanding at October 31 (millions)

20.7 17.9 15.6 14.1 12.9

Number of shareholders

2549 1977 1670 1528 1358

**Long-term bonus per share

$4.25 3.90 2.25 1.87 1.60

Dividend per share

$8.60 9.05 4.88 3.03 2.88

Share value increase

$1.50 1.25 0.75 1.00 0.75

New share value

$23.50 22.00 20.75 20.00 19.00

Return on prior year-end share value

%65.2 68.4 39.4 31.1 28.7

Shares Outstanding at October 31 (in millions)

Number of Shareholders as of October 31

09

OPERATIONAL HIGHLIGHTS

Pearson International Airport

Toronto, Ontario

Value of contracts: More than $2 billion

Completed in 2007

Largest project PCL has ever undertaken

Baccarat Wailea Resort & Residences

Wailea, Maui, Hawaii

Contract value: $340 million (US)

Scheduled completion: Fall 2010

Vancouver Convention Centre

Expansion Project

Vancouver, British Columbia

Contract value: $537 million

Scheduled completion: March 2009

Largest lump-sum contract ever awarded to PCL

OPERATIONAL HIGHLIGHTS: Buildings

BUILDINGS

Our Canadian and United States buildings companies continue to win projects at a rapid pace.

In Canada, our success in building health care facilities continues as we are near completion on the $271-million Abbotsford Regional Hospital and Cancer Centre and have been awarded new projects, including the Edmonton Clinic North/South and the North Bay Regional Health Centre in Ontario. Office construction has returned as a major part of our buildings portfolio, with projects underway including Centennial Place, Palliser South, and the Keynote Development (all in Calgary); the Manitoba Hydro Office Building in Winnipeg; and the RBC Centre in Toronto. Constitution Square Phase III was completed this past year in Ottawa.

In fiscal 2007, the Toronto district office of PCL Constructors Canada Inc. completed the largest-ever project undertaken by PCL and the focal point of PCL’s airport portfolio: the Pearson International Airport project in Toronto. Work also continues on PCL’s largest-ever lump-sum project: the Vancouver Convention Centre Expansion. Immediately upon its completion, the 1,000,000-square-foot center will serve as the host space for all media attending the 2010 Winter Olympics in Vancouver.

We continue to establish our reputation as the contractor of choice for alternative delivery initiatives, including public-private partnerships (P3s). These alternative delivery projects include the Anthony Henday Southeast Leg Ring Road, Abbotsford health facility, Oshawa’s Durham Consolidated Courthouse, Vancouver General Hospital, and Ottawa’s Cancer Centre, amongst others.

In the US, the PCL family continues to show its strength in new geographical areas, including Hawaii and Alaska. Work is now underway on the newly awarded Baccarat Wailea Resort & Residences project on Maui, and construction is ongoing at the Ted Stevens Anchorage International Airport. 2007 was also the first year of official status for our Hawaii office as a full-service district of PCL Construction Services, Inc. Our Denver district office established a satellite office in Colorado’s Rocky Mountains to work on the rapid growth of the hospitality and leisure market in that area, including the Viceroy Hotel and Resort project in Snowmass Village and the Ritz Carlton Residences at Vail. Our Los Angeles district office had a record-breaking year and continues to grow its portfolio of institutional education buildings, such as the Los Angeles Unified School District High School #9 project. In fiscal 2008, PCL in the US will begin work on several new buildings projects, including the Progressive Insurance Campus project in Cleveland, Ohio, a low-rise office complex project with underground parking.

PCL’s Special Projects teams across the organization accounted for nearly eighty percent of PCL completed projects in 2007, with their portfolio of small to mid-sized projects with average values of $1,000,000.

2007 was a record year for many operations in the PCL buildings companies. Our solid financial strength and reputation for excellence position us going forward to continue to be a leader in North American markets.

Marriott Hotel Conference Center and Regal Cinemas at LA Live!

Los Angeles, California

Contract value: $123 million (US)

Scheduled completion: December 2009

Atlantis Hotel Casino Resort

Nassau, Bahamas

Contract value: $564 million (US)

Substantial completion in 2007

PCL’s first project in the Caribbean

Central Link Light Rail C755 Project

Seattle, Washington

Contract Value: $273 million (US)

Scheduled completion: March 2008

Albuquerque Water Treatment Plant

Albuquerque, New Mexico

Contract value: $159 million (US)

Scheduled completion: June 2008

Anthony Henday Southeast Leg Ring Road

Edmonton, Alberta

Contract value: $326 million

Completed in October 2007

First major transportation public-private partnership in Alberta

I-4 Interchange at SR-408 Highway

(East-West Expressway)

Orlando, Florida

Contract value: $122 million (US)

Scheduled completion: August 2008

OPERATIONAL HIGHLIGHTS: Heavy Civil

HEAVY CIVIL

After decades of heavy civil infrastructure construction, we continue to develop our expertise in Canada and the United States. We are expanding our operation into more markets to meet heavy civil infrastructure market demand.

In Canada, the Anthony Henday Southeast Leg Ring Road project opened for traffic in October 2007. This road-and-bridges project was the largest contract granted by Alberta Infrastructure and Transportation (INFTRA) at the time of the award and the first by INFTRA to use the public-private partnership model.

PCL is underway with Edmonton’s south LRT extension, scheduled for completion in early 2009. PCL holds several contracts totaling $219 million, including two LRT stations and one maintenance facility.

Our water and wastewater treatment plant expertise is also flourishing in Canada with the Glenmore & Bearspaw Water Treatment Plants Upgrade Program in Calgary and the Water Treatment Plant Foundations and Structures project in Winnipeg.

In the US, work is wrapping up on the $273-million Central Link Light Rail C755 project in Seattle. This successful joint effort between our Seattle and Civil Southeast district offices will lead to a PCL civil division being formally established in Seattle during the early part of 2008.

The I-4 408 Expressway Interchange in Orlando is also under construction. This $119-million civil project has a strict timeline, but PCL is on target to deliver on all expectations.

We continue to expand our portfolio of water treatment plants, wastewater treatment plants, and water pipelines. Existing projects include the Albuquerque Water Treatment Plant, the Wastewater UP01 Completion in Phoenix, and the Lake Pleasant Waterline and Water Transmission Main, also in Phoenix. New markets for this type of work are being pursued aggressively in Florida.

Heavy civil construction, as one of our three core business sectors, continues to be a major focus for our organization as North America’s aging civil infrastructure requires expansion and renewal. This will provide a significant opportunity for PCL.

Bearspaw and Glenmore

Water Treatment Plant Upgrades

Calgary, Alberta

Contract value: $235 million

Scheduled completion: February 2012

INDUSTRIAL

PCL’s industrial companies, located strategically throughout North America, continue to be one of the fastest-growing sectors for the PCL family of companies.

In Canada, work continues on the $1.2-billion primary upgrading unit for CNRL on their Horizon Oil Sands project north of Fort McMurray, Alberta. Construction of a Residue Hydroconversion Unit for Shell at the Scotford Upgrader Expansion Project has recently commenced just outside of Edmonton. The work involves all construction and module fabrication and assembly, with a combined contract value in the range of $450 million. The $188-million Minnedosa Ethanol Plant for Husky Energy in Manitoba is another industrial success story, with start-up and commissioning having taken place in December 2007.

The Nisku fabrication facility and module assembly yard experienced a record year in 2007. Our desire for improved efficiency has led us to the development of a comprehensive lean production solution at the fabrication facility. Along with streamlining the entire fabrication process, implementation of a new information management system will provide much more comprehensive user, management, and reporting functionality.

Looking forward to 2008, PCL’s industrial companies are involved in the constructability stage on numerous projects that will be ongoing into 2008, 2009, and beyond. These projects include construction of upgrader projects in Sturgeon County near Edmonton, like the Primary Upgrader for Petro Canada’s Fort Hills Upgrader project, with a construction value of $600 million.

Melloy Industrial Services Inc., in a joint venture with Ireland-based Kentz Group, has recently been awarded the front-end project work for the Kearl Oil Sands heavy oil production facility, which is scheduled to commence construction in 2009. The work involves construction of the utilities portion of the plant north of Fort McMurray, which has an anticipated contract value of $200 million.

Our industrial electrical company, PCL Intracon Power Inc., is busy supporting the electrical and instrumentation components of these major projects, which will keep them very busy for the next several years.

Cross Generating Station 4

Cross, South Carolina

Contract value: $80 million (US)

Scheduled completion:

December 2008

OPERATIONAL HIGHLIGHTS: Industrial

In the US, PCL Industrial Services, Inc. in Bakersfield continues to grow rapidly with an extremely busy fabrication facility and record volumes of field construction activity. The company’s expertise in the fabrication of steam generators became known around the world as the company delivered orders of steam generators to Kuwait and Madagascar. More orders are anticipated in 2008 and beyond. Construction of the $22-million power facility for Ormat Technologies, Inc. has just commenced in North Brawley, California.

Our Atlanta, Georgia-based industrial company, Teton Industrial Construction, Inc. continues to grow through increasing market share in power and utility plant construction. Work is underway for Santee Cooper at Cross Generating Station Unit 4 in South Carolina on $80 million in contracts involving mechanical and piping on a coal-fired generator. Work also continues on Phase Two Quail Run and Colorado Bend Power Plants for Navasota in east and south Texas. This work is valued at $106 million and follows the successful completion of Phase One work in 2007. Teton, in a joint venture with Spartan Construction, is executing a $200-million project for the Southern Company in Cartersville, Georgia. The work involves the installation of a major component of an air-quality system. The company has just been awarded a design-build power project for JEA in Jacksonville, Florida, valued at $40 million. Teton has also commenced construction of a $270-million Ash Grove Cement facility in Foreman, Arkansas.

Looking forward, the increased attention toward accessing heavy oil reserves, public sentiment around efficient power generation, and growth in the minerals and mining sector means that PCL’s industrial operations in North America are poised to take advantage of strong market opportunities.

Nisku Fabrication Shop and

Module Assembly Yard near Edmonton

Record year of volume and profit

Canadian Natural Resources Limited

Horizon Oil Sands

Fort McMurray, Alberta

Contract value: More than $600 million

Scheduled completion: 2008

Once-Through Steam Generator (OTSG) Installation

Bakersfield, California

Health Research Innovation Facility

Edmonton, Alberta

Contract value: $152 million

Completed in November 2007

Water Treatment Plant Foundations and Structures

Winnipeg, Manitoba

Contract value: $57 million

Scheduled completion: October 2008

OPERATIONAL HIGHLIGHTS: Property, Plant, and Equipment

PROPERTY, PLANT, AND EQUIPMENT

To keep up with the rapid growth in the number and size of projects, the growing contingent of new PCL employees, and the facilities required for our operations, PCL increased its capital expenditure for property, plant, and equipment by approximately 20% in fiscal 2007.

In the category of equipment, high levels of activity across the PCL family resulted in a fiscal 2007 capital expenditure on equipment of more than $30 million. This was underscored by the fact that, by October 2007, PCL’s entire tower crane fleet was in use.

In the category of lands and buildings, 2007 highlights include acquiring additional space for the PCL Business Park (the Big Dog property) in Edmonton, developing additional land for the Nisku module assembly operation in Alberta, constructing new facilities for Teton Industrial Construction, Inc. in Atlanta, and expanding the fabrication shop at the PCL Industrial Services, Inc. (Bakersfield) operation.

The replacement value of the assets PCL now owns totals more than $449 million.

To keep pace with the property, plant, and equipment requirements of the PCL companies, PCL expects to increase its capital expenditure by twenty percent again in 2008.

PCL’s Procure Repair Refurbish and

Configure (PRRC) Centre

Edmonton, Alberta

The PRRC Centre supports our computer and computer-related hardware and software needs

OTHER HIGHLIGHTS

SAFETY

Despite an increase of almost 4,000,000 manhours from fiscal 2006 to fiscal 2007, the PCL family of companies’ overall total recordable incident rate (TRIR) dropped from 3.50 to 3.07, and our overall lost-time frequency rate (LTFR) dropped from 0.26 to 0.24. These rates continue to be well below the North American industry average.

To help bolster our drive toward Zero Incidents at PCL, thirty-seven more safety professionals were added to various PCL companies in 2007. We now have 126 safety professionals working in our organization.

Our safety challenges going forward include the combination of a continuing increase in direct-hire manhours and the introduction of many new people to our organization.

Although PCL’s total recordable incident and lost-time frequency rates remain in a downward trend, our goal of Zero Incidents has yet to be met, so we are continuing to work toward improvement. All of us at PCL must make safety our highest priority.

2007 2006 2005 2004

Manhours 19,355,559 15,467,784 13,099,756 11,249,460

TRIR 3.07 3.50 4.27 8.05

LTIs 24 20 17 51

Manhours (in millions)

TRIR

TRIR: Total Recordable Incident Rate

LTIs: Lost-Time Incidents

LTFR: Lost-Time Frequency Rate

OTHER HIGHLIGHTS: Safety

PCL’s LTFR vs THE NORTH AMERICAN INDUSTRY AVERAGE

2007 2006 2005 2004

PCL’s LTFR 0.24 0.26 0.26 0.91

North American Industry 3.10 3.18 3.18 3.47

Average LTFR

North American PCL

Industry Average

2007 Bob Tarr Safety Award

First: PCL Constructors Canada Inc. (Toronto)

Second: PCL Constructors Canada Inc. (Halifax)

Third: PCL Construction Resources Inc.

PCL IN THE COMMUNITY

PCL is dedicated to giving back to the communities in which we live and work. Over the last year, we’ve dedicated time and resources to organizations and initiatives that need our help, and we are proud to partner with them as we continue to grow.

In fiscal 2007, the PCL family of companies gave more than $3.4 million to help the communities in which our people live and work.

POOLE JOB SHACK DONATION

> Our donation of a replicated Poole Construction job shack was made in honor of all PCL employees who have helped to grow our company over the last century, and in honor of the Poole family—especially John Poole, who passed away earlier this year. The job shack was built by dedicated and proud PCL staff, and their friends and family, for about $50,000 during our centennial year to recognize one hundred years of construction excellence. A further gift in recognition of John’s contribution to PCL will be announced in 2008.

SUPPORT FOR TRADES EDUCATION IN WESTERN CANADA

> In recognition of skilled labor shortages, and in anticipation of our company’s next one hundred years as a construction leader, a donation totaling $1.5 million was presented to three Western Canadian technical schools in 2006. The British Columbia Institute of Technology in Burnaby, the Southern Alberta Institute of Technology in Calgary, and the Northern Alberta Institute of Technology in Edmonton were the recipients of $500,000 each toward facilities, programs, and student awards that will hopefully set an example for the construction industry to invest in technical schools to help train future tradespeople.

BOB STOLLERY MEMORIAL SCHOLARSHIPS

> In recognition of the lifetime contributions of Robert Stollery to the development of the PCL family of companies and his many contributions to the broader community, PCL Construction Group Inc. made a gift of $250,000 to endow two perpetual scholarship programs in his honor at the University of Alberta: the Robert Stollery Academic Excellence Scholarships in Engineering in the Faculty of Engineering and the Robert Stollery Awards in Social Entrepreneurship in the Faculty of Business.

OTHER HIGHLIGHTS: PCL in the Community

STOLLERY PLAYHOUSE DONATION

> PCL Intracon employees donated their evening and weekend hours in 2007 to build a children’s playhouse for the tenth annual Stollery Snowflake Gala. The finished piece was auctioned off for $28,000, and all proceeds were donated to children in need through the Stollery Children’s Hospital Foundation (Edmonton).

UNITED WAY IN 2007

> The PCL family contributed $3,113,500 to United Way organizations around North America

> Employee contributions were up 50% over 2006

> Over 59% of PCL employees contributed to their local campaigns

> PCL has been involved with the United Way for thirty-nine years

OTHER HIGHLIGHTS: Professional Development and Training

PROFESSIONAL DEVELOPMENT AND TRAINING

The significant need to introduce the many new employees to the PCL family of companies resulted in an increased demand for professional development and training in 2007.

The total number of reported learning hours was 173,114-up from 121,112 reported in fiscal 2006. This equates to an average of fifty-five learning hours per employee in 2007, compared to forty-four per employee in 2006.

More than twenty-five percent of the total learning hours were in Foundations for Operational Excellence training. This course delivers basic operational skills training to the growing number of new employees in our various operating companies. Almost 1,500 PCL employees, new and existing, completed the four-day course in 2007.

Our Code of Conduct training was well underway by the third quarter of 2007, and, by year’s end, 2,931 full-time professional and administrative salaried PCL staff had taken the course.

AWARDS

A sampling of the recognition PCL and its employees received in 2007.

INTERNAL

> Joseph D. Thompson District Performance Awards—2006: First place in Canada was a tie between PCL Constructors Westcoast Inc. (BC Region) and PCL’s Edmonton Industrial group; first place in the US was PCL Industrial Services, Inc. (Bakersfield). Second place in Canada was PCL Construction Management Inc. (Edmonton); second place in the US was PCL Civil Constructors, Inc. (Tampa).

> Robert Stollery Construction Leadership Award—2007: Steven Schmalz, project manager, PCL Constructors Canada Inc. (Winnipeg).

> Les Albert Supervisory Leadership Award—2007: John Fiori, superintendent, PCL Construction Services, Inc. (Orlando).

> Innovation Awards—2007: Vessel Fabrication Fall Arrest (Roy Finch of Melloy Industrial Services, Inc. in Edmonton); Efficient Plan Delivers 4.75 LF of Bridge Deck Per Hour (Jim Schneiderman and Bryce Faust of PCL Civil Constructors, Inc. in Tampa); and Repetitive Formwork: Can We Build a Better Door Buck? (Lindsey Hamlin of PCL Construction Services, Inc. in Orlando).

EXTERNAL

> Top 100 Employers in Canada—2008: Now in its eighth year, this competition recognizes employers that lead the way in attracting and retaining employees (published by Mediacorp Canada Inc.).

> Canada’s 50 Best Managed Companies, Platinum Club—2006-2007: This is the twelfth time we’ve been recognized by the 50 Best program and our fourth consecutive year in the Platinum Club.

> Best Places to Work in Hawaii—2007: This is the first time we’ve been recognized by Hawaii’s Best Places to Work program, which recognizes thirty-five companies based on information collected from executives and employees.

> Best Place to Work in LA County—2007: Named by the Los Angeles Business Journal as the #1 Best Place to Work in Los Angeles for 2007 (medium-sized business category).

> Winnipeg Employer of the Year—2007: As named by the Manitoba Apprenticeship Board to honor behind-the-scenes partners who help make provincial apprenticeship training programs a success.

> Vancouver Regional Construction Association Award of Excellence—2007: Safety Award; Silver Award of Excellence; Gold Award of Excellence.

2007 Robert Stollery Construction

Leadership Award Winner:

Steven Schmalz

Project Manager in Winnipeg

2007 Les Albert Leadership

Award Winner:

John Fiori

Superintendent in Orlando

OTHER HIGHLIGHTS: Awards

RANKINGS

- **#1: *On-Site* magazine's Top 40 Contractors in Canada–2007**: We've ranked at the top of this prestigious and well-respected list for more than twenty-five years.
- **#8: *Engineering News Record's* Top 400 Contractors Sourcebook–2007**: Ranked #8, up two spots from last year. PCL has ranked in the top twenty-five since 1995.
- **#38 *Engineering News Record's* Top Global Contractors**
- **#3: *Report on Business* magazine's 50 Best Employers in Canada–2008**: Ranked #3 out of fifty, up two spots from last year. This year marks our second year in the top five, and our ninth year in the top fifty.
- **#42: *FORTUNE* 100 Best Companies to Work For®–2007**: This marks the second consecutive year we've made this prestigious list. This year, we jumped twenty-three spots to #42.



2007 IT Leader of the Year:
Brian Ranger
Systems and Technology general manager



2007 Top CEOs in Colorado:
Peter Beaupré
President and COO of PCL Construction Enterprises, Inc.

INDIVIDUAL AWARDS

- **IT Leader of the Year–2007**: Brian Ranger, Systems and Technology general manager at North American Headquarters, was named to *Computerworld* magazine's list of Premier 100 IT Leaders for introducing Microsoft SharePoint technology as a way to manage construction documents.
- **Carpenter Apprentice of the Year–2007**: Kurtis Salamacha, working on the Manitoba Hydro Downtown Office project in Winnipeg, was named the silver medalist in the Manitoba Apprenticeship Board's nationwide search for Canada's best carpenter apprentices.
- **Top CEOs of 2007**: Peter Beaupré, president and COO of PCL Construction Enterprises, Inc. was named among Colorado's top five CEOs by *ColoradoBiz* magazine. Under Peter's leadership, PCL's US operations saw a thirty-two percent revenue growth from 2005 to 2006.
- **Lifetime Achievement Award–2008**: Pat Klein, VP of major projects for PCL Construction Enterprises, Inc. was honored with a Lifetime Achievement Award by the Association of General Contractors of Minnesota for his forty-year dedication to excellence in construction.



Canada-Wide Search for the 2007 Carpenter Apprentice of the Year :
Kurtis Salamacha , Silver Medalist

50 BEST EMPLOYERS IN CANADA 2008

CANADA'S BEST MANAGED COMPANIES PLATINUM MEMBER

29

OTHER HIGHLIGHTS: Problems and Challenges

PROBLEMS AND CHALLENGES

The many risk factors we face in our businesses will result in constant challenges and the need to address problems. Our commitment in the PCL family of companies is to address these issues at their outset and work to satisfactory solutions as soon as possible.

Our most significant problem this fiscal year developed at the Lake Side Power Plant project near Salt Lake City, Utah. Teton Industrial Construction, Inc. is currently in litigation with Siemens Power Generation, Inc. in relation to work performed by Teton on a 535-megawatt, combined-cycle power plant. Teton’s scope included turbine and other equipment installation, structural steel, piping, electrical, and other associated work. Teton’s work was impacted by a multitude of client-related issues, and efforts to negotiate an equitable settlement with Siemens have been unsuccessful. The dispute is now moving towards trial, which is scheduled to commence in late September 2009.

This year we implemented a Major Disputes Resolution Policy that will guide us going forward with the challenges we face. This policy resides on the PCL family of companies intranet, PCL Connects, for convenient access by PCL employees.

The challenges ahead for PCL in 2008 and beyond include:

> the retention and recruitment of construction management professionals and skilled labor in certain markets. PCL places great importance on employee retention and attracting the very best people in our industry, and

> the risk of deferral of projects due to market uncertainties and high construction costs.

There are many other factors that could affect the overall economies of the markets in which we work, such as currency valuation, job creation in the face of global competition, global unrest, federal elections, and more.

OTHER HIGHLIGHTS: Looking Ahead

LOOKING AHEAD

All PCL employees contributed to the record-breaking performance we enjoyed in fiscal 2007. We are proud of this performance. Indicators in the North American construction industry suggest we can expect another very busy year in fiscal 2008.

The tremendous support from our sureties and financial service partners, along with PCL’s strong financial position, allows us to proceed with confidence to execute our significant backlog of work and pursue new opportunities.

The full boards of PCL Employees Holdings Ltd. and PCL Construction Group Inc. will join together in March 2008 for a strategic planning session to establish a go-forward plan for the PCL family of companies. The outcome of these meetings will be presented at the April 2008 PCL Operations Conference in Banff, Alberta, and will be communicated to the entire organization immediately thereafter.

PCL

PCL family of companies

Code of Conduct

Like stones thrown into a pool of water, the choices we make create ripples that impact others

OTHER HIGHLIGHTS: Corporate Governance

CORPORATE GOVERNANCE

PCL issued its updated Code of Conduct in fiscal 2007, which provides guidance for all employees in dealing with a wide array of situations they may encounter while representing our organization.

In conjunction with the launch of these new policies, the Ethical Conduct Compliance Committee (ECCC) was established. This committee is chaired by president and CEO, Ross Grieve, with committee members Peter Beaupré, Alan Bodie, Paul Douglas, Gord Maron, Peter Stalenhoef, and Doug Stollery. The ECCC met three times in 2007 to recommend policies, institute training, and oversee ethical compliance. The ECCC reports on a regular basis to the Audit Committee of PCL Employees Holdings Ltd.

As a consequence of having to file with the US Securities and Exchange Commission as a Foreign Private Issuer of Securities, PCL must also comply with additional provisions of the Sarbanes-Oxley Act. This act imposes requirements on corporations that are designed to ensure the integrity of financial reporting. PCL established a taskforce in 2007 to prepare us for the requisite compliance with these provisions that will be mandatory commencing in 2008, and with further provisions that will be mandatory commencing in 2009 and beyond.

OTHER HIGHLIGHTS: The Passing of Legends

THE PASSING OF LEGENDS

PCL’s 2007 annual report is dedicated to two company legends, John Poole and Bob Stollery. We were saddened to lose these great men early in 2007.

John Poole 1916–2007

John and George Poole, sons of our founder Ernie, were at the helm of our organization from 1948 until 1977, when the company was sold to employees. Even after the company was sold, John stayed in frequent touch with the people of PCL. His philanthropic character, his commitment to construction excellence, and his ability to pass on his father’s vision for the company will always be remembered.

Bob Stollery 1924–2007

Bob Stollery, former PCL president and chief executive officer, was part of our organization for over fifty years and was the driver behind the move to employee ownership in 1977. Bob was a fixture in the Edmonton community and was known for his sharp memory, his quick wit, and his unwavering commitment to bettering the world around him.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements about PCL’s future plans, strategies and expectations, the status of our ongoing projects, and potential contracts that we may be awarded in the future.

These forward-looking statements are subject to the safe harbor for forward-looking statements pursuant to Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts and often include some of the following language: believe, expect, anticipate, intend, plan, estimate, or other words of similar meaning. These statements can also be identified by the presence of future conditional verbs: will, would, should, project, forecast, predict, could, may, etc.

All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and may cause our actual results, performance, achievements, plans, or objectives to differ materially from the results, performance, achievements, plans, or objectives contemplated by the forward-looking statements. These risks and uncertainties include intense competition in the construction industry, possible economic downturns in our market areas, potential cost overruns in the performance of fixed-price contracts, risks of adverse judgments in pending and threatened litigation, and other risks and uncertainties that are described under the heading Risk Factors and elsewhere in Form 20-F as filed with the United States Securities and Exchange Commission and distributed to you as part of this annual report.

Please direct comments & inquiries to

info@pcl.com

PCL Constructors Inc.

North American Headquarters

5410 - 99 Street

Edmonton AB T6E 3P4

Canada

(780) 733-5000

PCL.com